# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Kaltura Inc, CIK 0001432133
CUSIP: 483467106
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 860 Broadway, 3rd Floor, New York, New York (NY), 10003
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001852668

## Reporting persons
- Ron Yekutiel: type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); sole voting power 15,932,541; shared voting power 0; sole dispositive power 15,932,541; shared dispositive power 0; aggregate amount beneficially owned 15,932,541 (9.9% of the class)

## Item 1. Issuer
Name of issuer: Kaltura Inc
Address of issuer's principal executive offices: 860 Broadway, 3rd Floor, New York, NY, 10003

## Item 2. Person Filing
Name of person filing: This statement is filed on behalf of Ron Yekutiel (the "Reporting Person").
Address of principal business office or, if none, residence: 860 Broadway, 3rd Floor, New York, NY 10003
Citizenship: Israel

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 15,932,541
Percent of class: 9.9%
Sole power to vote or to direct the vote: 15,932,541
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 15,932,541
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Signatures
- Ron Yekutiel: /s/ Ron Yekutiel, Ron Yekutiel (11/14/2025)